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                                                Filed pursuant to Rule 424(b)(3)
                                                File No. 333-84857


[SpectrasiteLogo]                                                [Westower Logo]

                           SPECTRASITE HOLDINGS, INC.

                              WESTOWER CORPORATION
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                    SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS
                             DATED AUGUST 11, 1999

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     This document is a supplement to the Proxy Statement/Prospectus dated
August 11, 1999, which was recently mailed to stockholders of Westower Corporation in connection with the special meeting of stockholders scheduled for September 2, 1999 to consider the proposed merger of Westower with a subsidiary of SpectraSite Holdings, Inc.

     On August 19, 1999, the Board of Directors of Westower consented to SpectraSite's amendment of its charter prior to the merger to provide for an increase in the authorized shares of common stock of SpectraSite to 300,000,000 shares. Previously, the merger agreement provided that the authorized shares of common stock of SpectraSite at the time of the merger would be 120,000,000 shares. The additional shares of authorized common stock would only be issued when authorized by the Board of Directors of SpectraSite. The increased number of shares is intended to give the Board of Directors of SpectraSite additional flexibility to accomplish capital raising or other transactions utilizing shares of SpectraSite common stock. See pages 72-77 of the Proxy Statement/Prospectus for a complete description of the capital stock of SpectraSite.

                The date of this Supplement is August 20, 1999.